EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net Income	$—	$0.3	$21.6	$18.6
Weighted Average Number of Common Shares Outstanding – Basic (000’s)	15,541	14,954	15,182	14,946
Dilutive Effect of Stock Options and Restricted Stock (000’s)	3	—	3	1
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	15,544	14,954	15,185	14,947
Earnings Per Share – Basic and Diluted	$—	$0.02	$1.42	$1.25